August 31, 2005
Larry Spiregal
Assistant Director
Securities and Exchange Commission
Washington D.C. 20549

Re:	Tollgrade Communications, Inc. Form 10-K for Fiscal Year Ended December 31, 2004 Filed on March 3, 2005 Form 10-Q for Fiscal Quarter Ended March 26, 2005 File No. 0-27312
Dear Mr. Spiregal,
This letter sets forth the responses of Tollgrade Communications, Inc. (the “Company”) to the comments made in your July 25, 2005 letter. Each of these comments are set forth below, organized in the same manner and order and format as your letter, with the staff comments in italics and our responses immediately following.
Revenue Recognition, page 25
1.	Please tell us and give specific examples of when revenue recognition for hardware sales may require your judgment. Also, disclose these critical judgments that may impact your revenue recognition.
Tollgrade Response:
In most situations recognition for hardware sales does not require judgment. Listed below are examples, although infrequent, in which decisions related to revenue recognition or hardware sales may require judgment:
•	Judgment is required in situations where contingencies are noted by the customer in our written customer acceptances in initial sales applications.

Our internal policy requires that we obtain written acceptance from the customer for each specific customer situation where new products are sold. Although infrequent, from time to time a customer will note a contingency in the acceptance letter pertaining to a particular sale. In these situations the Company must use its judgment to determine the level of importance of such contingency and whether the related revenue should be recognized. The Company’s general practice is that, if based on the circumstances at hand and if it cannot be determined that the matter is clearly inconsequential and perfunctory, then it is deemed to be consequential and revenue is deferred until the contingency is resolved.
•	Judgment is also required when hardware is only one of the deliverables as part of a multi-element sale.

On occasion, certain transactions involve multiple elements including hardware, software and/or services. This includes situations in which software or services are essential to the functionality of the hardware elements. We follow the requirements of SAB 104 and EITF 00-21 in determining our course of action with regard to recording revenues related to any deliverable of a multi-element system sale and in determining objective and reliable evidence of fair value. Judgments must be made on whether undelivered elements which include hardware, software or services on multiple element sales are essential to the functionality of the system, as well as the extent of contractual obligation created on the customer’s part for those elements that have been delivered. If all of the essential multi-elements are not delivered we would not recognize revenue.

We will enhance our disclosures to incorporate these concepts in our December 31, 2005 Form 10-K as follows:
Revenue Recognition
“We market and sell test system hardware and related software to the telecommunications and cable television industries. The Company follows Staff Accounting Bulletin (SAB) 104, “Revenue Recognition” for hardware and software sales. This bulletin requires, among other things, that revenue should be recognized only when title has transferred and risk of loss has passed to a customer with the capability to pay, and that there are no significant remaining obligations of the Company related to the sale. The bulk of our hardware sales are made to RBOCs and other large customers. Delivery terms of hardware sales are predominantly FOB origin. Where title and risk of loss do not pass to the customer until the product reaches the customer’s delivery site, revenue is deferred unless the Company can objectively determine delivery occurred before the end of the applicable reporting period. Revenue is recognized for these customers upon shipment against a valid purchase order. We reduce collection risk by requiring letters of credit or other payment guarantees for significant sales to new customers and/or those in weak financial condition.
For perpetual software license fee and maintenance revenue, we follow the AICPA’s Statement of Position (SOP) 97-2, “Software Revenue Recognition.” This statement requires that software license fee revenue be recorded only when evidence of a sales arrangement exists, the software has been delivered, and a customer with the capacity to pay has accepted the software, leaving no significant obligations on the part of the Company to perform. We require a customer purchase order or other written agreement to document the terms of a software order and written, unqualified acceptance from the customer prior to revenue recognition. In certain limited cases, however, agreements provide for automatic customer acceptance after the passage of time from a pre-determined event and we have relied on these provisions for an indication of the timing of revenue recognition. In isolated cases for orders of custom software, or orders that require significant software customization, such as that associated with our contract with Lucent for test gear deployment in Saudi Arabia, we employ contract accounting using the percentage-of-completion method, whereby revenue is recognized based on costs incurred to date compared to total estimated contract cost in accordance with SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.” The revenue for orders with multiple deliverables such as hardware, software and/or installation or other services may be separated into stand-alone fair values if not already documented in the purchase order or agreement and where list prices or other objective evidence of fair value exists to support such allocation, in accordance with the provisions of Emerging Issues Task Force (EITF) Issue 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. Revenue will not be recognized for any single element until all elements considered essential to the functionality of the delivered elements under the contract are delivered and accepted.
The recognition of revenue under EITF 00-21 requires certain judgment by management. If any undelivered elements, which can include hardware, software or services, are essential to the functionality of the system as defined in the contract, revenue will not be recorded until all of the items considered essential are delivered as one unit of accounting. Our internal policy requires that we obtain a written acceptance from our customers for each specific customer situation where new products are sold. Revenue will not be recorded until written acceptance is received from the customer. Although infrequent, in some situations contingencies will be noted by the customer on the written acceptance. In these situations, management will use judgment to determine the importance of such contingencies for recognizing revenue related to the sale. The Company’s general practice is to defer revenue recognition unless these contingencies are inconsequential.”
Intangible Assets and Goodwill, page 26
2.	Please revise your disclosure to specifically discuss the estimates made in testing for impairment of your goodwill and other intangible assets. Also discuss how you test for impairment.
Tollgrade Response:
•	Goodwill
We test for the impairment of goodwill at each December 31, unless we determine that a material interim triggering event had occurred which would require immediate remeasurement. To date, since the adoption of SFAS 142, there have been no such triggering events.

Management has determined that the Company has only one reporting unit. As a result, the Company uses the fair market value of its NASDAQ traded shares to determine the value of the Company’s net equity for purposes of evaluating the recoverability of goodwill. There have been no estimates used in this process. The Company’s disclosure in the Intangible Asset and Goodwill section (page 26) of the MD&A in our 10-K states that, “We have determined that we have only one reporting unit and have completed testing for goodwill impairment by comparing the aggregate market value of the Company’s stock with our book carrying value, including goodwill.”
Management will enhance its disclosure within the MD&A section in the December 31, 2005 Form 10-K as follows:
“Goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Statement of Financial Accounting Standards No. 142 (“SFAS 142”), Goodwill and Other Intangible Assets, requires goodwill and intangible assets with indefinite useful lives to be reviewed at least annually. We have determined that we only have one operating unit and test goodwill for impairment by comparing the aggregate market value of the Company’s issued and outstanding common stock using the average stock price over a 12 month period with our book carrying value. This calculation has indicated that the average stock price and, thus, market value of the Company is below our book carrying value. However, there have been a number of individual dates during 2005 in which the stock price, and thus, market value of the Company, was above the book value. Additionally, the stock price of the Company does not reflect any control premium that would be paid to acquire control of the Company. Therefore, we believe this is a temporary decline and not a triggering event under SFAS 142. If this continues into the future and we do not have supporting evidence to indicate otherwise, we could have an impairment charge. If these conditions continue to exist, we will obtain a third party independent valuation to support the goodwill value currently reflected in the financial statements or to determine the impairment charge that would be required to be recognized.”
•	Intangible Assets
Indefinite Lived Intangible Assets

We test for the impairment of indefinite lived assets at each December 31, unless we determine that a material interim triggering event had occurred which would require immediate remeasurement. To date, since the adoption of SFAS 142, there have been no such triggering events. Management’s impairment analysis includes estimates for future revenues based on current forecasts for an ongoing period of approximately ten years. The impairment analysis also includes a tax rate based on the current period effective rate. The cost of goods sold, operating expense and discount rates in the impairment analysis are based on rates used in an independent valuation performed during the appraisal of the indefinite lived assets and are updated for changes in facts and circumstances that would impact the business and the assumptions used. If the carrying amount of the indefinite lived intangible asset exceeds its fair value an impairment loss will be recognized in an amount equal to that excess.
Management will enhance its disclosure within the MD&A section in the December 31, 2005 Form 10-K as follows:
“The impairment calculation used by management for indefinite lived intangible assets uses estimates based on discounted cash flows which include judgments related to future revenues, tax rates, cost of goods sold, and operating expenses. These judgments are updated for changes in facts and circumstances that would impact the business and the assumptions used.”
Definite Lived Intangible Assets

Management assesses the impairment of its acquired definite lived intangible assets in accordance with the provisions of Statement of Financial Accounting Standards No. 144 (“SFAS 144”), Accounting for the Impairment and Disposal of Long-Lived Assets. An impairment review is performed whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors the Company considers important which could trigger an impairment review include, but are not limited to, significant under-performance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for the Company’s overall business, and significant industry or economic trends. When the Company determines that the carrying value of the intangible assets may not be recoverable based upon the existence of one or more of the above indicators, the Company measures any impairment based on a discounted future cash flow method. Management will enhance its disclosure within the MD&A section in the December 31, 2005 Form 10-K to include these comments.
Results of Operations, page 28
3.	Please revise to discuss your cost of sales for the applicable periods.
Tollgrade Response:
We will include an explanation of the components and a discussion of cost of sales for the applicable periods in the MD&A section of the September 24, 2005 Form 10-Q, the December 31, 2005 Form 10-K, as well as all future filings as follows:
“Cost of sales includes the charges associated with manufacturing activities. These costs consist principally of product cost, salaries and wages, depreciation and amortization, rent expense, the costs for shortages or obsolete inventory as well as warranty, and production overhead.”
Consolidated Statements of Operations, page 39

4.	If the caption “gross profit” excludes depreciation and amortization for property and equipment directly attributed to the generation of revenue, we believe that this presentation inappropriately reports a figure for income before depreciation and amortization. As required by SAB 11:B, please revise your presentation to either reclassify the applicable depreciation to “cost of sales” or remove the caption “gross profit” and indicate the amount of applicable depreciation that is excluded from “cost of sales.”
Tollgrade Response: Our gross profit includes depreciation and amortization for property and equipment directly attributed to the generation of revenue. We believe our disclosure is appropriate.
Note 1. Goodwill and Purchased and Other Intangibles, page 43
5.	Please disclose how you perform the impairment test for goodwill and indefinite lived assets. Also tell us how you considered the trend of declining revenues of your MCU product line in your impairment analysis.
Tollgrade Response:
Please see our response in comment number 2 of this letter for a discussion of how management performs the impairment test for goodwill and indefinite lived assets. We will expand our financial statement disclosures in our December 31, 2005 Form 10-K to provide detail on how we perform the impairment tests for goodwill and indefinite lived assets, as well as the estimates that are used, based on concepts discussed in our response to comment number 2.
You also requested we inform you as to how the declining revenues of our MCU product line are treated in our impairment analysis. Our MCU product line is but one product in our line-up of telecom and cable test products that service the underlying testing market. Since we have determined we have one reporting unit, MCU revenues are planned and forecasted along with each and every other telecom and cable testing product in the Company’s portfolio. There is no goodwill or indefinite lived assets that are recorded in the financial statements specifically associated to the MCU product line. Hence the level of MCU product line activity is viewed as part of the Company’s portfolio.
Note 1. Revenue Recognition, page 43
6.	Please tell us the circumstances that you recognize revenue other than FOB shipping point.
Tollgrade Response:
The majority of the Company’s customers have contractual shipping terms that are FOB origin; however, the terms of shipping for certain customers are FOB destination. Since the volume of customers with FOB destination terms are relatively low, we review all shipping documentation, including third party tracking information, to verify that the product was physically received at the customer’s location prior to the end of the reporting period.
We will enhance our disclosure in our December 31, 2005 Form 10-K to incorporate these concepts as presented in revenue recognition disclosure response in comment number 1.
Note 2. Acquisitions, page 45
7.	Tell us the basis for assigning a ten year life to the Cheetah base software.
Tollgrade Response:
Cheetah base software has been utilized by many of the worlds major Multiple System Operators (MSOs) since 1995. According to SFAS 142, the useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of the entity. We assigned a finite life to the Cheetah base software as it was determined that although it had been in use for many years, significant changes that were ongoing in the transmission architecture of the worlds largest MSOs would over time effectively reduce the value of this embedded software as networks evolve to an IP DOCSIS based technology. Given that the major MSOs had undertaken to begin rebuilding their networks in the 1990’s, management determined such network transformation would take another ten years beyond the acquisition date, or until approximately 2013. These circumstances and underlying indicators lead management to believe ten years is still appropriate.
8.	Please tell us why your adjustments to the 2002 pro forma information are appropriate under paragraph 58 of FAS 141.
Tollgrade Response:
Paragraph 58 of FAS 141 requires at a minimum that certain pro forma information shall be displayed. Management determined that an explanation beyond the minimum required under paragraph 58 was appropriate to reflect the way management would operate the Cheetah acquisition in subsequent periods. Based on the requirements of paragraph 58 of FAS 141, management will remove the 2002 proforma information from the December 31, 2005 Form 10-K.
Note 3. Intangible Assets, page 46

9.	Please tell us in detail how you concluded that the LoopCare base software, post warranty maintenance service agreements, and Cheetah customer base are indefinite-lived intangible assets under paragraph 11 of FAS 142.
Tollgrade Response:
In determining whether certain assets purchased in our LoopCare and Cheetah acquisitions had indefinite useful lives, we looked to the guidance in FAS 142, specifically paragraph 11, as well as those examples given in Appendix A. Each acquired asset was specifically studied through review and analysis of its supporting legal, regulatory, contractual, competitive, economic, and other pertinent factors and characteristics. The results of these reviews led us to conclude that the LoopCare Base Software, the LoopCare Post Warranty Maintenance, and the Cheetah Customer Base useful lives were likely not infinite but were indefinite. The analysis and result of those reviews are as follows:
•	LoopCare Base Software
Generally speaking, approximately 90% of the LoopCare Base Software Code in use today by embedded base telecom customers is used to test over 150 million subscriber lines and was developed by the Bell Labs divisions of AT&T in the 1970’s. It is an integral part of the embedded test system for every major Regional Bell Operating Company (RBOC) in the United States. It is integrated into the workflow systems of these companies, and as such, provides a critical component of flow through trouble reporting through hundreds of systemic interfaces with switches, other transmission equipment, as well as other workforce administration programs. Tollgrade owns and controls the code outright and intends to continue to invest in it as it is central to its strategy to leverage its strength in the embedded base. Thus there are no business, legal and contractual, or regulatory factors to consider which would place a limit on this assets useful life. Its place as a deeply embedded base critical system establishes significant barriers to competitive product entry, as well as significant economic barriers to system replacement because of the customer’s past substantial investment in licensing and integration. Given that no factors of this acquired asset would have the effect of limiting its useful life, the Company deemed its useful life to be indefinite until a change in circumstances would lead us to conclude otherwise.
•	Post Warranty Maintenance Agreements
This asset reflects the value of certain acquired software maintenance contracts which cover post warranty maintenance on the LoopCare Base Software Code as well as certain enhancements in existence at the date of acquisition. The Company has determined that the underlying LoopCare Base Software Code on which this contractual maintenance is performed is in fact an asset with an indefinite life as discussed in the previous paragraph. Given that customers do not have access to the Code that would permit self-maintenance, it becomes then a critical requirement for them to seek contractual maintenance coverage from the Company. Since the underlying LoopCare Base Software Code upon which this critical post warranty maintenance is performed has been determined to have an indefinite life, it logically follows that this asset would have an indefinite life as well. This is supported by the fact that each and every large RBOC in the United States has renewed their service agreements, at times on a multiple year basis, for over 30 years.
•	Cheetah Customer Base
At the time of acquisition, Cheetah had approximately 65 longstanding customer relationships that has been in place for over ten years (some of which were contractual) with many of the largest cable operators in the United States and internationally. A primary purpose of the acquisition was to gain entry to these core customers, and we will continue to leverage these core relationships into the foreseeable future. These customers have a large installed base of Cheetah status monitoring systems which establishes the Company as a leader in the cable testing marketplace. This embedded base also establishes significant barriers to entry by competitors, as well as significant economic barriers to replacement by the customer due to significant investments and the depth within their systems that their software and hardware is integrated. As a result of the length of time these customers have been part of the core operations of Cheetah, the substantial embedded base of Cheetah products which exists in these customers, the depth to which these Cheetah products are integrated into their networks, and our intent to continue to build products to address these markets created by these core customers, the Company determined this asset to have an indefinite life until circumstances should dictate otherwise.
Note 8. Income Taxes, page 51
10.	Please tell us in more detail why you initially recorded certain tax contingency reserves and why they were reduced by $0.8 million.
Tollgrade Response:
Our policy is to provide a reserve for potential tax exposures when we believe that the position taken on the respective tax return is probable of being disallowed by the relevant taxing authorities. For the items to which the $0.8 million reserve related, we recorded tax contingency reserves in years prior to 2004 to cover potential tax exposures that management had determined were probable assertions by the various taxing authorities in multiple jurisdictions. These reserves covered the adverse tax consequences associated with probable claims to be made by the various taxing authorities as to the timing and amount of certain deductions based on an interpretation of the applicable tax law contrary to management’s judgment. Prior to December 31, 2003, the Company had not been audited since 1996. During 2004, the Company received the tax audit results from several taxing authorities, including certain correspondence from the IRS for years 1998 through 2001, which provided additional information as to the analysis of the various uncertainties under the relevant provisions of the tax code. Based on that insight, the Company reevaluated its estimated exposure for the items in question and determined that its exposure was less than the original estimate. Accordingly, the Company reduced its tax reserves to its revised estimate of the remaining exposures.
Form 10-Q for the Fiscal Quarter Ended March 26, 2005

11.	Revise as applicable for comments issued regarding Form 10-K.
Tollgrade Response:
We will revise and include, as applicable, documentation for comment numbers 1, 2, 5, 6 and 8 in our Form 10-K for Fiscal Year Ended December 31, 2005 as well as all future filings. We will also include applicable documentation for comment number 3 in our Form 10-Q for Quarter Ended September 24, 2005 as well as all future filings.
In responding to the Commission’s comments, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in our filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company believes the above explanations have been responsive to your comments. Should you need further information, please contact Sam Knoch at 412-820-1406.
Sincerely,
/s/ Samuel C. Knoch
Samuel Knoch
Chief Financial Officer